

April 6, 2012

Via Email
Mr. Victor Karpiak
Chairman, President & Chief Executive Officer
First Financial Northwest, Inc.
201 Wells Avenue South
Renton, Washington
98057

> **Re:** **First Financial Northwest, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 4, 2012**
> **File No. 01-33652**

Dear Mr. Karpiak:

We have reviewed the above referenced filing and have the following comments.

General

1.   Please revise the proxy statement throughout to reflect that the Stilwell participants seek to nominate only Mr. Schneider at this time.

Contested Election, page 10

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Throughout this section, you opine as to possible violations of federal banking law by the Stilwell participants. In one instance, you state that the actions are "inconsistent with the Federal Reserve's established rules…" Please revise to characterize statements of opinion as such. Also, with a view toward revised disclosure, please supplementally provide us with support for these assertions. Alternatively, please remove the assertions.

3.   Please include in your response to comment 2, an analysis that addresses why the actions listed in (2), (3), and (5) of the third paragraph under this heading would potentially result in the Stilwell Group failing to qualify as a passive investor and the basis for such assertions.

4.   You disclose that the Stilwell Group has not sought advance regulatory approval. Based

on your disclosure, however, it would appear that they may not be required to obtain such advance regulatory approval. If correct, please supplement your disclosure to clarify this point.

5.   Please supplement your disclosure to acknowledge that the issue of whether the Stilwell Group's actions would trigger the need to obtain regulatory approval and/or other filings, has not yet been determined by regulators and/or any court of competent jurisdiction.

6.   Please update your disclosure to discuss how the withdrawal by the Stilwell Group of a nominee impacts your opinion regarding whether the Stilwell Group's actions may be in violation of the federal banking laws. Also, please address the impact of the withdrawal in any supplemental support and/or analysis you provide in response to comments 2 and 3.

7.   Further, clarify the timeframe within which the company intends to await a determination from the Federal Reserve. Also, please clarify the statement that the company will not "consider[] the Stilwell Group's nominees," until a final determination from the Federal Reserve is rendered. Is it the company's belief that it is permitted under relevant state and/or federal banking law to prohibit the nomination of the Stilwell nominee or to otherwise disregard the election of a nominee if elected by a plurality of the votes cast before a final determination is rendered by the Federal Reserve? Please advise. We may have further comment.

8.   Supplementally advise us whether the Stilwell Group will be a party to any proceedings or consultations with regulators in which the issues referenced are to be determined.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email): John F. Breyer, Esq.
       Kristin Pechinsky, Esq.
       Breyer & Associates PC